 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For September 30, 2011

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors.  They include, among other things, negative effects of the global financial crisis and European debt crisis on the Company, competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China conducted by certain countries; fluctuations of RMB exchange rate, the reduce in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements, uncertainty as to the Company’s ability to successfully obtain additional financing and  the operation of the new BOPET production line, its timely delivery by its production line equipment supplier, uncertainty as to the Company’s ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the change of the major shareholders. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On November 10, 2011, the Company announced its unaudited consolidated financial results for the nine-month period ended September 30, 2011.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(amounts in thousands except share and per share value)
(Unaudited)

	Notes	September 30, 2011		December 31, 2010
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		86,354	13,503	171,227
Restricted cash		99,437	15,549	1,314
Accounts and bills receivable, net	3	42,371	6,626	25,482
Inventories	4	47,724	7,463	52,577
Advance to suppliers		6,814	1,065	10,974
Prepayments and other receivables		1,406	219	540
Deferred tax assets – current		716	112	1,344
Total current assets		284,822	44,537	263,458

Plant, properties and equipment, net	5	287,559	44,965	284,891
Construction in progress	6	176,722	27,634	197,193
Lease prepayments, net	7	20,178	3,155	21,024
Advance to suppliers – Long Term		4,780	747	2,787
Goodwill		10,276	1,607	10,276
Long-term deposit	8	16,760	2,621	16,760
Deferred tax assets – non current		1,658	259	1,763

Total assets		802,755	125,525	798,152

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	9	173,501	27,130	142,000
Accounts payables		14,822	2,318	14,296
Advance from customers		18,475	2,889	37,291
Accrued expenses and other payables		7,489	1,171	20,993
Deferred tax liabilities		1,814	284	1,822
		216,101	33,792	216,402
Long-term loan	9	10,000	1,564	30,000

Total liabilities		226,101	35,356	246,402

Commitments and contingencies	13

Equity
Shareholders’ equity
Registered capital (of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)		13,323	2,083	13,323
Additional paid-in capital		311,907	48,772	311,907
Statutory reserve		35,195	5,503	35,195
Retained earnings		215,797	33,743	190,933
Cumulative translation adjustment		1,265	198	1,186
Total shareholders’ equity		577,487	90,299	552,544
Non-controlling interest		(833)	(130)	(794)
Total equity		576,654	90,169	551,750
Total liabilities and equity		802,755	125,525	798,152

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE- AND NINE-MONTH PERIODS ENDED SPETEMBER 30, 2011 AND 2010
(amounts in thousands except share and per share value)
(Unaudited)

	The Three-Month Period Ended September 30,			The Nine-Month Period Ended September 30,
	2011		2010	2011		2010
	RMB	US$	RMB	RMB	US$	RMB
Net sales	116,963	18,289	129,173	428,433	66,993	327,948
Cost of sales	(106,596)	(16,668)	(88,658)	(350,403)	(54,791)	(254,996)

Gross profit	10,367	1,621	40,515	78,030	12,202	72,952

Operating expenses
Selling expenses	(5,097)	(797)	(4,389)	(14,136)	(2,210)	(11,944)
Administrative expenses	(8,946)	(1,399)	(17,992)	(27,824)	(4,351)	(38,417)
Total operating expenses	(14,043)	(2,196)	(22,381)	(41,960)	(6,561)	(50,361)

Operating income (loss)	(3,676)	(575)	18,134	36,070	5,641	22,591

Other income (expense)
- Interest income	358	56	42	1,435	224	214
- Interest expense	(2,736)	(428)	(2,337)	(7,462)	(1,167)	(6,624)
- Others income, net	543	85	(245)	307	48	(381)

Total other income (expense)	(1,835)	(287)	(2,540)	(5,720)	(895)	(6,791)

Income (loss) before income tax benefit (expense)	(5,511)	(862)	15,594	30,350	4,746	15,800

Income tax benefit (expense)	597	93	(577)	(5,507)	(861)	(555)

Net income (loss)	(4,914)	(769)	15,017	24,843	3,885	15,245

Net loss attributable to noncontrolling interests	(12)	(2)	(26)	(21)	(3)	(95)
Net income (loss) attributable to the Company	(4,902)	(767)	15,043	24,864	3,888	15,340

Other comprehensive income
- Foreign currency translation adjustments attributable to noncontrolling interest	27	4	0	44	7	0
- Foreign currency translation adjustments attributable to the Company	30	5	131	35	6	116

Comprehensive income (loss) attributable to non-controlling interest	15	2	(26)	23	4	(95)
Comprehensive income (loss) attribute to the Company	(4,872)	(762)	15,174	24,899	3,894	15,456

Earnings (loss) per share, basic and diluted	(0.38)	(0.06)	1.15	1.90	0.30	1.17
Weighted average number ordinary shares, basic and diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SPETEMBER 30, 2011 AND 2010
(amounts in thousands except share and per share value)
(Unaudited)

	Period Ended September 30, 2011		Period Ended September 30, 2010
	RMB	US$	RMB
Cash flow from operating activities
Net income	24,843	3,885	15,245
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Depreciation of property, plant and equipment	31,013	4,849	26,763
Amortization of intangible assets	340	53	340
Deferred income taxes	726	114	1,942
Bad debt (recovery) expense	(5,690)	(890)	9,138
Accounts receivable	(16,983)	(2,656)	(15,138)
Inventories	4,853	759	13,011
Advance to suppliers	4,161	651	(16,236)
Prepaid expenses and other current assets	5,372	840	(487)
Accounts payable	525	82	(3,656)
Accrued expenses and other payables	(7,348)	(1,150)	7,235
Advance from customers	(18,816)	(2,942)	29,643
Tax payable	(5,911)	(924)	(38)

Net cash provided by operating activities	17,085	2,671	67,762

Cash flow from investing activities
Purchases of property, plant and equipment	(33,629)	(5,258)	(2,482)
Restricted cash related to trade finance	(98,134)	(15,345)	3,952
Advanced to suppliers - non current	(1,993)	(312)	2,367
Amount decrease to construction in progress	20,470	3,201	1,163

Net cash (used in) provided by investing activities	(113,286)	(17,714)	5,000

Cash flow from financing activities
Principal payments of short-term bank loans	(7,000)	(1,095)	(16,179)
Proceeds from short-term bank loans	18,501	2,893	10,000

Net cash provided by (used in) financing activities	11,501	1,798	(6,179)

Effect of foreign exchange rate changes	(173)	851	(26)

Net (decrease) increase in cash and cash equivalent	(84,873)	(12,394)	66,557

Cash and cash equivalent
At beginning of period/year	171,227	25,897	26,805
At end of period/year	86,354	13,503	93,362

SUPPLEMENTARY DISCLOSURE:
Interest paid	7,462	1,167	6,624
Income tax paid	9,654	1,510	3,966

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 1 – BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

On April 23, 2009, Fuwei Films USA, LLC was set up and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. Fuwei Films USA, LLC has a registered capital of US$10 and total investment amount of US$100. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accompanying unaudited consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F filed on March 25, 2011 with the U.S. Securities and Exchange Commission. The results of the nine-month period ended September 30, 2011 is not necessarily indicative of the results to be expected for the full year ended December 31, 2011.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its three subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Foreign Currency Transactions

The Company’s reporting currency is the Renminbi (“RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of shareholders’ equity and comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the statements of income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Exchange Rate Information

Foreign Currency - The Company’s principal country of operations is in the People’s Republic of China. The financial position and results of operations of the Company are determined using the local currency (“Renminbi”) as the functional currency.

Unless otherwise noted, all translations from Renminbi to U.S. dollars in reporting of assets and liabilities, as well as the results of operations and cash flow items denominated in foreign currencies are translated at the convenience exchange rate. The registered equity capital denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency (“US Dollars”) are dealt with as a separate component within shareholders’ equity. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit. The Company has restricted cash of RMB99,437 (US$15,549) and RMB1,314 (US$199) as of September 30, 2011 and December 31, 2010, respectively.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, if any, and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances.

Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

The Company has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 60 days from the date of billing. Normally, the Company does not obtain collateral from customers.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the average-weighted cost method. Cost of work in progress and finished goods comprises of direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity. Any inventory markdown is classified in the income statement as a component of cost of goods sold.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)
Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred.

Construction in progress represents capital expenditures in respect to the new BOPET production line. No depreciation is provided in respect to construction in progress.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or more frequently when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

Impairment of Long-lived Assets

Long-lived assets, other than goodwill, including property, plant, and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount in which the carrying amount of the asset exceeds the fair value of the asset.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on the invoice amount is collected in respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

Government Grants

Government grants are recognized in the consolidated balance sheet initially as deferred income when they have been received. Grants that compensate the Company for expenses incurred are recognized as a reduction of expenses in the consolidated statement of income in the same period in which the related expenses are incurred.

Retirement and Other Post-retirement Benefits

Contributions to retirement schemes (which are defined as contribution plans) are charged to expense as and when the related employee service is provided.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter. As the Company has not become aware of any product liability claim since operations commenced, the Company has not recognized a liability for any product liability claims.

Recently Issued Accounting Standards

Intangibles-Goodwill:   In September 2011, the FASB issued amendments to the goodwill impairment guidance which provides an option for companies to use a qualitative approach to test goodwill for impairment if certain conditions are met. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 (early adoption is permitted). The implementation of amended accounting guidance is not expected to have a material impact on our consolidated financial position and results of operations.

Fair Value Measurements: In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.”  ASU 2011-04 attempts to improve the comparability of fair value measurements disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.  Amendments in ASU 2011-04 clarify the intent of the application of existing fair value measurement and disclosure requirements, as well as change certain measurement requirements and disclosures.  The amended guidance is effective for interim and annual periods beginning after December 15, 2011. As the impact of the guidance is primarily limited to enhanced disclosures, the Company does not believe that this will have a material impact on its consolidated financial statements.

Comprehensive income: In June 2011, the FASB issued amended guidance on the presentation of comprehensive income. The amendments provide an entity with an option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance is effective for fiscal years, and interim periods within those years beginning after December 15, 2011 and should be applied on a retrospective basis. As the amendments are limited to presentation only, the Company does not believe that this will have a material impact on its consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

Reclassifications

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform to reporting classifications of the current year periods.

NOTE 3 - ACCOUNTS RECEIVABLES

Accounts receivables consisted of the following:

	September 30, 2011		December 31, 2010
	RMB	US$	RMB
Accounts receivable	9,856	1,541	7,097
Less: Allowance for doubtful accounts	(2,233)	(349)	(2,140)
	7,623	1,192	4,957
Bills receivable	34,748	5,434	20,525

	42,371	6,626	25,482

Bill receivables are bank’s acceptance bills, which are guaranteed by bank.

NOTE 4 - INVENTORIES

 Inventories consisted of the following:

	September 30, 2011		December 31, 2010
	RMB	US$	RMB
Raw materials	22,736	3,555	25,254
Work-in-progress	1,559	244	1,419
Finished goods	25,034	3,915	27,634
Consumables and spare parts	831	130	849
Inventory—impairment	(2,436)	(381)	(2,578)

	47,724	7,463	52,577

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	September 30, 2011		December 31, 2010
	RMB	US$	RMB
Buildings	45,104	7,053	44,398
Plant and equipment	449,114	70,227	417,696
Computer equipment	2,165	338	1,602
Furniture and fixtures	8,231	1,287	6,958
Motor vehicles	2,281	357	1,905
	506,895	79,262	472,561
Less: accumulated depreciation	(219,336)	(34,297)	(187,670)
	287,559	44,965	284,891

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

Total depreciation for the nine-month periods ended September 30, 2011 and 2010 was RMB31,013 (US$4,849) and RMB26,763 (US$3,996), respectively. For the three-month periods ended September 30, 2011 and 2010, depreciation expenses were RMB12,145 (US$1,899) and RMB8,822 (US$1,317), respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB176,722 (US$27,634) ended September 30, 2011, and RMB197,193 (US$29,824) ended December 31, 2010, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Lease prepayments consisted of the following:

	September 30, 2011		December 31, 2010
	RMB	US$	RMB
Lease prepayment – non-current	20,178	3,155	20,570
Lease prepayment – current	454	71	454
	20,632	3,226	21,024

Amortization of land use rights for the nine months ended September 30, 2011 and 2010 was RMB340 (US$52) and RMB340 (US$51), respectively. Amortization of land use rights for the three months ended September 30, 2011 and 2010 was RMB113 (US$18) and RMB113 (US$17), respectively.

Estimated amortization expenses for the next five years is as follows:

	RMB	US$
1 year after	454	71
2 years after	454	71
3 years after	454	71
4 years after	454	71
5 years after	454	71
Thereafter	18,362	2,871

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 8 – LONG-TERM DEPOSIT

On January 20, 2008, Shandong Fuwei signed a “Letter of Intent of Joyinn Capital Increase and Share Expansion” (“LOI”) with Joyinn Hotel Investment & Management Co., Ltd. (“Joyinn”) and the Shareholder of Joyinn. Joyinn is a legal company of limited liability that registered on May 19, 2006 in Beijing, with registered capital of RMB50,000.

Pursuant to the LOI, Shandong Fuwei deposited RMB26,000 (half of the would-be added register capital of RMB52,000), to Joyinn as a prepayment as of June 30, 2008. The prepayment to Joyinn would be regarded as investment payment after all parties entered into the final capital increase and shares expansion agreement during the effective term of this LOI. A share pledging agreement was entered into subsequently on April 9, 2008 between Shandong Fuwei and Shandong Xinmeng Investment Co., Ltd. (“Pledger”), which holds 97.6% shares of Joyinn. The Pledger agreed to pledge its 52% interest in Joyinn, as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. Based on the mutual supplementary agreement signed in June 2008, the prepayment was decreased by RMB5,000 and returned to the Company on June 18, 2008.

On June 30, 2009, Shandong Fuwei and the Pledger, the major shareholder of Joyinn, agreed that the Pledger would pledge another 19% of its interest in Joyinn in addition to the previous pledge of 52% interest in Joyinn as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. As a result, the Pledger’s percentage of pledged interest in Joyinn increased from 52% to 71%.

On July 14, 2009, Shandong Fuwei and Joyinn entered into a Supplementary Agreement of Letter of Intent of Joyinn Capital Increase and Share Expansion (“Supplementary Agreement”) which extended the duration of former agreement to two (2) years, consequently granting Shandong Fuwei the option to determine whether to continue or withdraw the investment prior to January 14, 2010, the expiration date of the Supplementary Agreement.

Upon the expiration of the Supplementary Agreement on January 14, 2010, Shandong Fuwei and the Pledger entered into an agreement pursuant to which the Pledger agreed to transfer a 71% interest in Joyinn to Shandong Fuwei. The transaction shall be subject to the approval from the board of directors and shareholder meeting of Joyinn. In the year ended December 31, 2010, the Company impaired the deposit amount by RMB4,240 (US$641). The impairment was determined based on an independent appraisal study. As of September 30, 2011, the total amount of the deposit was RMB16,760 (US$2,621).

NOTE 9 – BANK LOANS

Bank loans consisted of the following:

	Interest rate	September 30, 2011		December 31, 2010
Lender	per annum	RMB	US$	RMB
Bank of Communications Co., Ltd.
- June 8, 2010 to June 7, 2011	6.666%	-	-	67,000
- June 7, 2010 to June 6, 2011	6.666%	-	-	70,000
- May 25, 2011 to May 7, 2012	7.87%	30,000	4,691	-
- May 25, 2011 to May 14, 2012	7.87%	35,000	5,473	-
- May 25, 2011 to May 21, 2012	7.87%	35,000	5,473	-
- May 30, 2011 to April 17, 2012	7.87%	30,000	4,691	-
- April 26, 2011 to April 25, 2012	4.2725%	18,501	2,893	-

Bank of Weifang
- December 2, 2008 to December 2, 2011	0.00%	5,000	781	5,000
- January 16, 2009 to January 12, 2012	0.00%	10,000	1,564	-
- January 13, 2010 to January 12, 2012	0.00%	10,000	1,564	-

Bank of Weifang
- January 16, 2009 to January 12, 2012	0.00%	-	-	10,000
- January 13, 2010 to January 12, 2012	0.00%	-	-	10,000

Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	6.35%	10,000	1,564	10,000

		183,501	28,694	172,000

Less amounts classified as short-term		(173,501)	(27,130)	(142,000)
		10,000	1,564	30,000

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)
The Company has entered into several loan agreements with commercial banks with terms ranging from one year to eight years to finance its working capital, R&D investment and construction. The weighted average interest rate of short-term bank loans outstanding as of each of September 30, 2011 and December 31, 2010 was 6.06%.

The principal amounts of the above short-term loans are repayable at the end of the loan period, and are secured by property, plant and equipment, and lease prepayments.

The Company obtained four short-term loans from Bank of Communications Co., Ltd. on May 25, 2011 and May 30, 2011, for a total amount of RMB130,000 (US$20,328), including: (i) RMB30,000 (US$4,691) on May 25, 2011, maturing on May 7, 2012; (ii) two bank loans each for the amount of RMB35,000 (US$5,473) on May 25, 2011, maturing on May 14, 2012 and May 21, 2012, respectively; and (iii) RMB30,000 (US$4,691) on May 30, 2011, maturing on April 17, 2012. The Company repaid Bank of Communications the proceeds of RMB7,000 (US$1,095) at the end of January 2011. The Company repaid RMB60,000 (US$9,382) and RMB70,000 (US$10,946) to Bank of Communications Co. Ltd. at the end of May 2011, with respect to the loans maturing on June 7, 2011 and June 6, 2011, respectively. The annual interest rate of the new bank loans is up by 20% compared with the fixed benchmark interest rate announced by the People’s Bank of China. As of September 30, 2011, the effective interest rate is 7.87%.

On April 26, 2011, pursuant to a contract between Shandong Fuwei and Lindauer Dornier GmbH (“Dornier”), Shandong Fuwei wired a €2,006 prepayment to Dornier through Bank of Communications, and Shandong Fuwei deposited a payment of RMB 18,501 to Bank of Communications. In addition, in order to save the foreign exchange charges, Bank of Communications provided a one-year loan of €2.006 million to Shandong Fuwei, with a term starting on April 26, 2011 to April 25, 2012 with an annual interest of 4.2725%.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

The Company entered into three interest free loan agreements with Bank of Weifang (formerly known as Weifang City Commercial Bank) for the amounts of (i) RMB10,000 (US$1,564), effective on January 13, 2010, with a maturity date of January 12, 2012; (ii) RMB10,000 (US$1,564), effective on January 16, 2009, with a maturity date of January 12, 2012; and (iii) RMB5,000 (US$781), effective on December 2, 2008, with a maturity date of December 2, 2011.

On November 20, 2009, the Company signed a long-term loan agreement of RMB10,000 (US$1,564) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$524) per year with the remaining principal balance of RMB3,300 (US$516) due in 2017. The annual interest rate for the loan is the benchmark interest rate for five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended September 30, 2011 is 6.35%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's projects.

Long-term bank loans maturity for the next five years after September 30, 2011 are as follows:

	RMB	US$
1 year after	-	-
2 years after	-	-
3 years after	-	-
4 years after	3,350	524
5 years after	6,650	1,040

NOTE 10 - INCOME TAX

Our effective tax rates were approximately 18% and 4% for the nine months ended September 30, 2011 and 2010, respectively. Our effective tax rate was lower than the U.S. federal statutory rate due to the fact that our operations are carried out in foreign jurisdictions, which are subject to lower income tax rates.

NOTE 11 - EARNINGS PER SHARE

The Company uses the treasury stock method to compute dilution related to outstanding stock options. Because the option price exceeded the market price for common stock as of September 30, 2011, the options were anti-dilutive and were not included when computing diluted earnings per share.

Basic and diluted earnings per share was RMB1.90 (US$0.30) and RMB1.17 (US$0.18) for the nine-month periods ended September 30, 2011 and 2010.

Basic and diluted net loss per share was RMB0.38 (US$0.06) for the three-month period ended September 30, 2011 and basic and diluted earnings per share was RMB1.15 (US$0.17) for the three-month period ended September 30, 2010.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 12 - STOCK OPTION PLAN

On December 22, 2006, the Company granted 187,500 stock options to Maxim Group LLC as part of the compensation for the provision of services relating to the initial public offering, or IPO, of the Company. The stock options are exercisable at an exercise price equal to US$10.35 per ordinary share and expire on December 22, 2011.

The fair value of each option award is estimated on the date of grant using the Black-Scholes pricing model based on the following assumptions:

Fair value of shares on measurement date	US$ 8.28 per share
Expected volatility	57.26
Expected dividends	0.00
Expected term (in years)	5
Risk-free rate	4.56

The fair value of the Company’s shares was estimated based on the IPO price of US$8.28 per share. The expected volatility is estimated by reference to the historical volatility of comparable companies listed on the Nasdaq Global Market. The risk-free rate for periods within the contractual life of the options is based on the U.S. government bond in effect at the time of grant. Expected dividend yields are based on historical dividends. Changes in these subjective input assumptions could materially affect the fair value estimates.

The Company recognized share-based compensation expenses of RMB5,643 for the year ended December 31, 2006, as listing expense deducted from IPO proceeds and recorded in additional paid-in capital. As of September 30, 2011, there was no unrecognized compensation costs related to unvested stock options.

The following is a summary of the stock option activity:

	Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding, December 31, 2010	187,500	$10.35	-
Granted	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Outstanding, September 30, 2011	187,500	$10.35	-

The following is a summary of the status of options outstanding on September 30, 2011:

Outstanding Options			Exercisable Options
Exercise Price	Number	Average Remaining Contractual Life	Average Exercise Price	Number	Average Exercise Price
$10.35	187,500	0.50	$10.35	187,500	$10.35

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

NOTE 13 – CONTINGENCIES

Class Action

On October 19, 2007, the Company became aware that a class action lawsuit had been filed in the United States District Court for the Southern District of New York, on behalf of all persons who purchased the Company’s stock from the date of the Company’s IPO on December 19, 2006 through October 16, 2007. The complaint alleged that the Company and certain of its present and former officers, directors, and shareholders violated the Securities Act of 1933, as amended (the “Securities Act”).

On November 21, 2007, the Company was given notice that a second class action lawsuit had been filed in the United States District Court for the Southern District of New York, commenced on behalf of all persons who purchased the Company’s stock pursuant or traceable to the Registration Statement and Prospectus issued in connection with the Company’s IPO, during the period from December 19, 2006 through November 12, 2007. The complaint alleged that the Company, its underwriters, and certain of its executives violated Sections 11, 12(a)(2), and 15 of the Securities Act. The complaint also alleged that the defendants misrepresented and omitted material information regarding the Company and its business operations.

On January 24, 2008, the court consolidated into a single action the putative securities class actions pending against the Company and certain of its officers, directors, and shareholders. The court appointed Ninyat Tonyaz as lead plaintiff, appointed the Rosen Law Firm, P.A. as lead counsel, and granted plaintiffs leave to file a consolidated amended class action complaint. The consolidated action is titled, In re Fuwei Films Securities Litigation, Case No. 07-CV-9416 (RJS).

On March 14, 2008, plaintiffs filed a consolidated amended class action complaint (the "Amended Complaint") naming as defendants the Company, Xiaoan He, Mark Stulga, Jun Yin, Tongju Zhou, Duo Wang, and the Company's IPO underwriters (the “Underwriter Defendants”)  Maxim Group LLC, WR Hambrecht + Co., and Chardan Capital Markets, LLC. The Amended Complaint asserts claims for the violation of Sections 11, 12(a)(2), and 15 of the Securities Act. The Company, Messrs. He and Stulga, and the Underwriter Defendants were served with the Amended Complaint and, as described below, moved to dismiss the claims asserted against them.

On November 3, 2008, the plaintiffs filed proofs of service with the Court, indicating that Messrs. Yin, Wang, and Zhou had been served with the Amended Complaint on or about August 14, 2008, and that they had 90 days after such date to serve an answer to the Amended Complaint or a motion pursuant to Rule 12 of the Federal Rules of Civil Procedure.

By letter dated March 17, 2009, plaintiffs apprised the Court of Fuwei Films’ March 10, 2009 Press Release disclosing the initial verdict against Messrs. Yin, Wang, and Zhou, and requested that the court take judicial notice of this press release in adjudicating the pending motions to dismiss.

By the court’s Memorandum and Order dated July 10, 2009, the motions to dismiss of the Company, Messrs. He and Stulga, and the Underwriter Defendants were granted in part and denied in part. In ruling on the motion to dismiss, the court was required to assume that the facts alleged by the plaintiffs are true and to draw all reasonable inferences in the plaintiffs’ favor.  Applying that standard, the motions to dismiss of the defendants were granted in part and denied in part by the court. The court dismissed plaintiffs’ claims to the extent they were based upon Fuwei Films’ alleged failure to disclose the DMT arbitration proceeding. The court also dismissed certain of plaintiffs’ claims to the extent they were brought on behalf of shareholders who did not purchase their shares directly in the IPO.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(Unaudited)

The court sustained plaintiffs’ remaining claims. However, the court noted that defendants may be able to assert affirmative defenses provided by the federal securities laws in a motion for summary judgment, which could resolve the case before trial.

On September 9, 2009, the Company and Messrs. He and Stulga filed their answer to the Amended Complaint. On October 2, 2009, the court entered a case management plan and scheduling order, which set deadlines relating to pre-trial discovery, mediation, and dispositive motions. Discovery thereafter proceeded.

On March 26, 2010, Fuwei Films, Messrs. He and Stulga, the Underwriter Defendants, and Plaintiffs, through their respective attorneys, engaged in a mediation aimed at resolving the litigation. On June 24, 2010, the parties reached a settlement in principle.

On September 16, 2010, subject to the court’s approval, plaintiffs agreed to accept US$2.15 million in full and final settlement of all claims they have or may have against the Company, certain of its present and former officers, directors, and shareholders, and the underwriters.  Fuwei Films agreed to contribute US$1.0 million towards the settlement. The signed settlement agreement was submitted to the court for its preliminary approval.

As of December 31, 2010, the Company accrued US$1.0 million liability in connection with this litigation excluding the defense expenses.

On January 4, 2011, the court preliminarily approved the settlement, directed that notice be given to the class, and set a fairness hearing for April 27, 2011.

In accordance with the settlement agreement, the Company deposited US$0.8 million into the Securities Litigation Settlement Fund Account in January 2011.

On April 27, 2011, the court approved the settlement of the class action at the fairness hearing and dismissed the action with prejudice. Pursuant to the terms of the settlement agreement, the Company paid the remaining US$0.2 million into the Securities Litigation Settlement Fund Account on May 10, 2011.

NOTE 14 - MAJOR CUSTOMERS AND VENDORS

There were no major customers who accounted over 10% of the total net revenue for the nine-month periods ended September 30, 2011 and 2010.

One vendor provided approximately 44.0% of the Company’s raw materials for the first nine months ended September 30, 2011. The Company had RMB2,276 (US$356) advance to the vendor as of September 30, 2011. Two vendors provided approximately 60.3% of the Company’s raw materials for the first nine months ended September 30, 2010 with each vendor accounting for about 50.0% and 10.3%, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

In the first nine months of 2011, there was more supply than demand in the market resulting from significant increased capacity in the international community including India and China. Prices dropped in the international market and the demand for products made in China decreased significantly. In the second and third quarters of 2011, our sales prices continued to decline. Compared to the previous two quarters, the export volume in the third quarter decreased significantly. In addition, since the beginning of 2011 raw material prices have risen. However, with the reduced demand from downstream clients and fall in crude oil price, the percentage increase, although slightly down since the second quarter, is still far less than the percentage reduction in sales price.

All these factors have affected our earnings in the third quarter. However, since earnings for the first six months of 2011 were strong and since the sales of specialty films increased in the nine months ended September 30, 2011, our net sales for the nine months ended September 30, 2011 increased compared to the same period in 2010.

With growing capacity of BOPET in China and continued decrease in demand in international market, we are challenged with intenser competition in 2011 at home and abroad. Additionally, as noted above, the price of raw materials has continued to be high which has adversely affected our sales and profitability. In the event that we are unable to compete successfully or retain effective control over the pricing of our products, our profit margins will continue to drop in the fourth quarter of 2011.

Additionally, some countries such as the United States of America and Republic of Korea are currently employing trade protection against Chinese manufacturers, using anti-dumping investigations and imposing anti-dumping duties, which also adversely affect our exports to those countries.

Results of operations for the nine months ended September 30, 2011 and September 30, 2010

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Nine-Month Period Ended	Nine-Month Period Ended
	September 30, 2011	September 30, 2010
	(as % of Revenue)
Gross profit	18.2	22.2
Operating expenses	(9.8)	(15.4)
Operating income	8.4	6.9
Other income (expense)	(1.3)	(2.1)
Income tax benefit (expense)	(1.3)	(0.2)
Net income (loss)	5.8	4.6

Revenue
The Company’s revenue is primarily derived from the manufacture and sale of plastic films.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net sales during the nine-month period ended September 30, 2011 were RMB428.4 million (US$67.0 million), compared to RMB327.9 million (US$49.0 million) during the same period in 2010, representing a 30.6% increase, mainly due to the rise of sales prices.

Sales of specialty films during the nine-month period ended September 30, 2011 were RMB108.4 million (US$17.0 million), representing 25.3% of total net sales as compared to 16.2 % in the same period of 2010, an increase of 9.1% compared to the same period last year. The increase was largely attributable to the increase in demand for films in electronics as well as high-end and envornmentally friendly packaging.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2011		% of Total	Nine-Month Period Ended September 30, 2010	% of Total
	RMB	US$		RMB
Printing film	43,494	6,801	10.1%	46,929	14.3%
Stamping film	233,949	36,582	54.6%	190,217	58.0%
Metallization film	24,776	3,874	5.8%	21,482	6.6%
Specialty film	108,415	16,953	25.3%	53,269	16.2%
Base film for other application	17,799	2,783	4.2%	16,051	4.9%

	428,433	66,993	100.0%	327,948	100.0%

Overseas sales during the nine months ended September 30, 2011 were RMB130.3 million (US$20.4 million), which accounted for 30.4% of our total net revenues, as compared with RMB67.6 million (US$10.1 million) and 20.6% in the same period in 2010, which was 92.8% higher with respect to sales compared to the same period last year. The increase in overseas sales was mainly due to the increase in the overseas sales volume and the increase of the sales prices compared to the same period of 2010.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2011			Nine-Month Period Ended September 30, 2010
	RMB	US$	% of Total	RMB	% of Total
Sales in China	298,089	46,611	69.6%	260,348	79.4%
Sales in other countries	130,344	20,382	30.4%	67,600	20.6%

	428,433	66,993	100.0%	327,948	100.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cost of Goods Sold

Our cost of goods sold is mainly comprised of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold by percentage is as follows:

	Nine-Month Period Ended	Nine-Month Period Ended
	September 30, 2011	September 30, 2010
	% of total	% of total
Materials costs	79.6%	75.4%
Factory overhead	9.7%	12.0%
Energy expense	6.8%	8.1%
Packaging materials	2.6%	3.2%
Direct labor	1.3%	1.3%

Cost of goods sold during the first nine months of 2011 totaled RMB350.4 million (US$54.8 million) as compared to RMB255.0 million (US$38.1 million) for the same period in the prior year. This was 37.4% higher than the same period in 2010, mainly due to the increased price of raw materials in the first nine months of 2011 compared to the same period in 2010.

Gross Profit

Our gross profit was RMB78.0 million (US$12.2 million) for the first nine months of 2011, representing a gross margin of 18.2%, as compared to a gross margin of 22.2% from the same period in 2010, a decrease of 4.0%. This was mainly due to the significant increase of raw material costs during the first nine months of 2011 compared with the same period in 2010.

Operating expenses

Operating expenses for the nine months ended September 30, 2011 were RMB42.0 million (US$6.6 million), compared to RMB50.4 million (US$7.5 million) in the same period in 2010, which was 16.7% lower than the same period in 2010. This decrease is mainly due to reduced class action litigation and related legal fees.

Interest Expense

Interest expense totaled RMB7.5 million (US$1.2 million) during the first nine months of 2011, 12.7% higher than the same period of 2010. The increase is mainly due to the increased interest rate of bank loans.

Other Income (Expense)

Our total other expense during the nine-month period ended September 30, 2011 amounted to RMB5.7 million (US$0.9 million). It decreased 15.8% compared to the corresponding period of 2010, mainly due to the increase of short-term financial income.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Income Tax Benefit (expense)

Income tax expense during the first nine months of 2011 was RMB5.5 million (US$0.9 million) compared to a recorded income tax expense of RMB0.6 million (US$0.1 million) during the same period in 2010. This increase was due to increased earnings in the first nine months of 2011.

Net Income (Loss)

Net income during the first nine months of 2011 was RMB24.8 million (US$3.9 million) compared to net income of RMB15.2 million (US$2.3 million) during the same period in 2010, representing an increase of RMB9.6 million (US$1.6 million). The increase was mainly due to the increased revenue and reduced operating expenses.

Results of operations for the three months ended September 30, 2011 and September 30, 2010

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	September 30, 2011	September 30, 2010
	(as % of Revenue)
Gross profit	8.9	31.4
Operating expenses	(12.0)	(17.3)
Operating income	(3.1)	14.0
Other income (expense)	(1.6)	(2.0)
Income tax benefit (expense)	0.5	(0.4)
Net income (loss)	(4.2)	11.6

Revenue

Net sales during the third quarter ended September 30, 2011 were RMB117.0 million (US$18.3 million), compared to RMB129.2 million (US$19.3 million), during the same period in 2010, representing a 9.4% increase, mainly due to decreased sales price and volume compared to the same period in 2010.

Sales of specialty films during the third quarter ended September 30, 2011 were RMB28.9 million (US$4.5 million), accounting for 24.7% of total net sales as compared to 22.1% in the same period of 2010, an increase of 2.6% compared to the same period last year. The increase was largely attributable to the increase in demand for films in electronics as well as high-end and envornmentally friendly packaging.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended September 30, 2011		% of Total	Three-Month Period Ended September 30, 2010	% of Total
	RMB	US$		RMB
Printing film	13,075	2,045	11.2%	18,841	14.6%
Stamping film	63.614	9.947	54.4%	67,636	52.4%
Metallization film	7,618	1,191	6.5%	8,799	6.8%
Specialty film	28,875	4,515	24.7%	28,489	22.1%
Base film for other application	3,781	591	3.2%	5,408	4.1%

	116,963	18,289	100.0%	129,173	100.0%

Overseas sales during the third quarter ended September 30, 2011 were RMB22.4 million (US$3.5 million), which accounted for 19.2% of our total net revenues, as compared with RMB30.9 million (US$4.6 million), and 23.9% in the same period in 2010, which was 27.5% lower in terms of sales compared to the same period last year. The reduction in overseas sales was mainly due to the significant drop of overseas sales volume and decrease in sales price in the third quarter of 2011 compared with the same period last year.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended September 30, 2011			Three-Month Period Ended September 30, 2010
	RMB	US$	% of Total	RMB	% of Total
Sales in China	94,533	14,782	80.8%	98,263	76.1%
Sales in other countries	22,430	3,507	19.2%	30,910	23.9%

	116,963	18,289	100.0%	129,173	100.0%

Cost of Goods Sold

Our cost of goods sold is mainly comprised of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three-Month Period Ended	Three-Month Period Ended
	September 30, 2011	September 30, 2010
	% of total	% of total
Materials costs	75.6%	72.8%
Factory overhead	11.9%	13.5%
Energy expense	8.2%	8.8%
Packaging materials	2.8%	3.4%
Direct labor	1.5%	1.5%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cost of goods sold during the third quarter ended September 30, 2011 totaled RMB106.6 million (US$16.7 million) as compared to RMB88.7 million (US$13.2 million) for the same period in the prior year. This was 20.2% higher than the same period in 2010, which mainly due to the increase in the prices of the raw materials in the third quarter ended September 30, 2011 compared to the same period in 2010.

Gross Profit

Our gross profit was RMB10.4 million (US$1.6 million) for the third quarter ended September 30, 2011, representing a gross margin of 8.9%, as compared to a gross margin of 31.4% from the same period in 2010. Gross margin decreased by 22.5% compared to the same period in 2010. This was mainly due to increased costs of sales and lower sales price during the third quarter ended September 30, 2011 compared with the same period in 2010.

Operating expenses

Operating expenses for the third quarter ended September 30, 2011 were RMB14.0 million (US$2.2 million), which was RMB8.3 million (US$1.3 million), or 37.3% lower than the same period in 2010. This decrease was mainly due to reduced allowance for doubtful accounts, class action litigation and related legal fees for this quarter.

Interest Expense

Interest expense totaled RMB2.7 million (US$0.4 million) during the third quarter ended September 30, 2011, 17.1% higher than the same period of 2010. The increase is mainly due to raised interest rates for loans.

Other Income (Expense)

Total other expense during the third quarter ended September 30, 2011 was RMB1.8 million (US$0.3 million), RMB0.7 million (US$0.1 million) lower than the same period in 2010, which mainly attributed to the increased interest income and R & D subsidy granted from the local government.

Income Tax Benefit (Expense)

The income tax benefit was RMB0.6 million (US$0.1 million) during the third quarter ended September 30, 2011, compared to income tax expense of RMB0.6 million (US$0.1 million) during the same period in 2010. This decrease in income tax expenses was due to reduced earnings in the third quarter of 2011.

Net Income (Loss)

Net loss during the third quarter ended September 30, 2011 was RMB4.9 million (US$0.8 million) compared to net income of RMB15.0 million (US$2.2 million) during the same period in 2010, representing a decrease of RMB19.9 million (US$3.1 million) from the same period in 2010. The loss was mainly due to the increase of costs and decrease in revenue.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

Since inception, our sources of cash were mainly from cash generated from our operations and borrowings from financial institutions and capital contributed by our shareholders.

From January 1, 2010 to September 30, 2011, our capital expenditures have been primarily from cash generated from our operations and borrowings from financial institutions. The interest rates of borrowings from financial institutions during the periods from third quarter of 2010 to the third quarter of 2011 ranged from 0% to 7.87%.

We obtained four short-term loans from Bank of Communications Co., Ltd. on May 25, 2011 and May 30, 2011, for a total amount of RMB130.0 million (US$20.3 million), including: (i) RMB30 million (US$4.7 million) on May 25, 2011, maturing on May 7, 2012; (ii) two bank loans each for the amount of RMB35 million (US$5.5 million) on May 25, 2011, maturing on May 14, 2012 and May 21, 2012, respectively; and (iii) RMB30 million (US$4.7 million) on May 30, 2011, maturing on April 17, 2012. The Company repaid Bank of Communications the proceeds of RMB7 million (US$1.1 million) at the end of January 2011. The Company repaid RMB60 million (US$9.4 million) and RMB70 million (US$10.9 million) to Bank of Communications Co. Ltd. at the end of May 2011, with respect to the loans maturing on June 7, 2011 and June 6, 2011, respectively. The annual interest rate of the new bank loans is up by 20% compared with the fixed benchmark interest rate announced by the People’s Bank of China. As of September 30, 2011, the effective interest rate is 7.87%.

On April 26, 2011, pursuant to a contract between Shandong Fuwei and Lindauer Dornier GmbH (“Dornier”), Shandong Fuwei wired a €2.0 million prepayment to Dornier through Bank of Communications, and Shandong Fuwei deposited a payment of RMB18.5 million in Bank of Communications. In addition, in order to save the foreign exchange charges, Bank of Communications provided a one-year loan of €2.0 million to Shandong Fuwei, with a term starting on April 26, 2011 to April 25, 2012, with an annual interest of 4.2725%.

We entered into three interest free loan agreements with Bank of Weifang (formerly known as Weifang City Commercial Bank) for the amounts of (i) RMB10.0 million (US$1.6 million), effective on January 13, 2010, with a maturity date of January 12, 2012; (ii) RMB10.0 million (US$1.6 million), effective on January 16, 2009, with a maturity date of January 12, 2012; and (iii) RMB5.0 million (US$0.8 million), effective on December 2, 2008, with a maturity date of December 2, 2011.

On November 20, 2009, we signed a long-term loan agreement of RMB10.0 million (US$1.6 million) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, we will make principal installment payments of RMB3.35 million (US$0.5 million) per year with the remaining principal balance of RMB3.3 million (US$0.5 million) due in 2017. The annual interest rate for the loan is the benchmark interest rate for five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended September 30, 2011 is 6.35%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's projects.

On June 22, 2011, Shandong Fuwei applied for a Letter of Credit from Bank of China for its production line equipment vendor - Dornier with an amount of €10.7 million. As such, Shandong Fuwei deposited RMB68.5 million (US$10.7 million) into Bank of China and obtained a RMB31.0 million (US$4.8 million) credit line from Bank of China. According to the Contract between Shandong Fuwei and Dornier, Dornier should deliver the equipment in a period from June to July 2012. The Letter of Credit will be paid upon shipment of the equipment from Dornier.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On July 22, Shandong Fuwei and Dornier entered into a supplementary agreement to the contract dated March 30, 2011, pursuant to which, among other things, both parties agreed to change the scheduled delivery to between March 10, 2012 and April 21, 2012, three months earlier than the original contract delivery date. In addition, pursuant to the supplementary agreement, there were certain modifications to design of the production line in addition to changes in the total price of the production line which was increased by €402,800 and the total contract price was increased to €16.85 million. On July 29, 2011, Shandong Fuwei increased the amount of the L/C by €354,000 to €11.054 million accordingly and Shandong Fuwei deposited RMB3.3 million (US$516,000) with Bank of China.

We believe that, after taking into consideration our present banking facilities, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital.

Operating Activities

Net cash flows provided by operating activities for the nine months ended September 30, 2011 was RMB17.1 million (US$2.7 million) compared to net cash flows provided by operating activities of RMB67.8 million (US$10.2 million) for the nine months ended September 30, 2010, which is a decrease of RMB50.7 million (US$7.9 million). This decrease in cash flows from operating activities was attributable primarily to the decrease in advances from customers.

Working Capital

As of September 30, 2011 and December 31, 2010, we had working capital of RMB68.7 million (US$10.7 million) and RMB47.1 million (US$7.1 million), respectively. Working capital increased RMB21.6 million (US$3.4 million), or 45.9% compared to the same period in the prior year. We have short-term bank loans of RMB173.5 million (US$27.1 million) in the short-term current liability. We expect to repay RMB5.0 million (US$0.8 million) of short-term loans at maturity date on December 2, 2011 and RMB20.0 million (US$3.1 million) at maturity date on January 12, 2012.

We anticipate that we will have adequate working capital in the foreseeable future. However, we may wish to borrow additional capital or sell our common stock for financing in the expanded business.

Contractual Obligations

The following table is a summary of our contractual obligations as of September 30, 2011 (in thousands RMB):

	Payments due by period
		Less than	1-3	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years

Rental obligations	53	53	-	-	-
Purchase obligations	105,835	105,835	-	-	-

Total	105,888	105,888	-	-	-

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated November 10, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman and Chief Executive Officer

Dated: November 10, 2011